SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-1)

 Pacific Ventures Group, Inc.

 (Name of Issuer)

Preferred Stock, $.001 par value

(Title of Class of Securities)

695042 101

(CUSIP Number)

JPF Securities Law, LLC

Box 523

East Granby, CT 06026

Tel: 646 807 9094

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 21, 2013

(Date of Event Which Requires Filing of This Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

1	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Brett Bertolami
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	7	SOLE VOTING POWER 10,000,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,000,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 shares of non-convertible super-voting preferred stock which votes with the common stock at a ratio of 10 to 1.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.3%
14	TYPE OF REPORTING PERSON IN

Item 1. Security and Issuer.

    Common stock, par value $.001 per share and preferred stock, par value $.001 of Pacific Ventures Group, Inc.,  whose principal executive offices are located at 9160 South 300 West, Suite 101, Sandy, UT  84070 (the “Company”).

Item 2. Identity and Background.

a.	The name of the reporting person is Brett Bertolami.

b.	The residence address of Mr. Bertolami is 718 South West Drive, Davidson, NC 28036.

c.	Mr. Bertolami is Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, President and Secretary of the Company.

d.	Mr. Bertolami has not been convicted in a criminal proceeding within the last five years.

e.

Mr. Bertolami has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws; and

f.	Mr. Bertolami is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Bertolami used his personal funds to invest in the Company.  The funds were derived from an early 2012, sale of Jolar Corporation to a third party in a private transaction.

Item 4. Purpose of Transaction.

The purpose of the acquisition was to give Mr. Bertolami control of the Company as set forth in the Current Report on Form 8-K, filed with the SEC on June 26, 2013.  Mr. Bertolami has no other plans or proposals which relate to or would result in any of the matters set forth in Items 4(a) through (j) of this Schedule.

Item 5.

Interest in Securities of the Issuer.

a. The Issuer has issued and outstanding 1,000,000 shares of super-voting preferred stock, equivalent to 10,000,000 votes. Mr. Bertolami is not part of a group within the meaning of Section 13(d)(3) of the Exchange Act of 1934, as amended.

b. The following table indicates the number of shares to which Mr. Bertolami has sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.

	Sole Voting Power

Name of Person	Number of Shares	Percent Outstanding
BRETT BERTOLAMI	1,000,000 Preferred	96.3%

	Shared Voting Power

Name of Person	Number of Shares	Percent Outstanding
BRETT BERTOLAMI	0	0%

	Sole Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
BRETT BERTOLAMI	1,000,000 Preferred	96.3%

	Shared Dispositive Power

Name of Person	Number of Shares	Percent Outstanding
BRETT BERTOLAMI	0	0%

c.	Not applicable.

d.	None.

e.	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           Mr. Bertolami is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

           None.

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 27, 2013

By: /s/ BRETT BERTOLAMI

       BRETT BERTOLAMI